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SEC FILE NUMBER 001-35006
CUSIP NUMBER 84763A108

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Spectrum Pharmaceuticals, Inc.

Full Name of Registrant

N/A

Former Name, if Applicable

11500 South Eastern Avenue, Suite 240

Address of Principal Executive Office (Street and Number)

Henderson, Nevada 89052

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Spectrum Pharmaceuticals, Inc. (the “Company”) has determined that it is unable to file its Quarterly Report on Form 10-Q (the “Form 10-Q”) for the quarter ended September 30, 2013 within the prescribed time period without unreasonable effort or expense because it requires additional time to first complete restatements of its first and second fiscal quarters of 2013, as described below.

On November 12, 2013, the Company disclosed in a Current Report on Form 8-K that management of the Company and the Audit Committee of its Board of Directors concluded that its interim financial statements for the quarters ended March 31, 2013 and June 30, 2013, previously issued by the Company should no longer be relied upon and should be restated. The Company expects to complete and file these restated financial statements on Form 10-Q/A, and file its Form 10-Q for the quarter ended September 30, 2013, within the permitted 5-day extension from the prescribed due date of November 12, 2013.

Cautionary Statement Regarding Forward-Looking Statements

This Notice includes “forward-looking statements” within the meaning of the federal securities laws and regulations, including those regarding the Company’s intent to restate its prior financial statements, the scope of the restatement and the expected timing of filing the restated financial reports. Words such as “expect,” “will,” “anticipate,” “believe,” “estimate,” “intend,” “plan,” “potential” and similar expressions also identify forward-looking statements. There can be no assurance that the Company’s management, Audit Committee or independent registered public accounting firm will not reach conclusions that are different from management’s preliminary identification of issues. These statements are subject to risks and uncertainties, including the risk that additional information relating to the scope of the improprieties may arise from the ongoing review of this matter, the risk that the process of preparing the financial statements or other subsequent events would require the Company to make additional adjustments, the time and effort required to complete the restatement and the ramifications of the Company’s potential inability to timely file required reports. Forward-looking statements reflect management’s analysis as of the filing date of this Notice, and the Company does not undertake to revise these statements to reflect subsequent developments.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Kurt A. Gustafson	(702)	835-6300
(Name)	(Area Code)	(Telephone No.)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state reasons why a reasonable estimate of the results cannot be made.

Total revenues for the three months ended September 30, 2013 were $42.4 million compared to $69.0 million for the three months ended September 20, 2012. The change was primarily a result of a change in Fusilev sales which were $23.1 million in three months ended September 30, 2013 versus $52.0 million for three months ended September 30, 2012. Fusilev sales were higher in 2012 as a result of a drug shortage with competitor products.

Total operating expenses for the three months ended September 30, 2013 were $55.7 million compared to $45.9 million for the three months ended September 30, 2012. The increase in operating expense was driven primarily by an increase in selling, general and administrative expenses ($6.1 million), an increase in research and development costs ($3.5 million), an increase in amortization and impairment of purchased intangibles ($3.1 million), offset by lower cost of product sales ($2.9 million).

The Company reported a net loss for the three months ended September 30, 2013 of $7.8 million or $0.13 per share compared to net income for the three months ended September 30, 2012 of $21.5 million or $0.37 per share.

The above statements are preliminary and subject to change based, among other things, on the Company’s completion of the restatements discussed above.

For additional information, please see the Company’s Current Reports on Form 8-K filed with the Securities and Exchange Commission on November 12, 2013, which are incorporated herein by reference.

Spectrum Pharmaceuticals, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:	November 12, 2013	By:	/s/ Kurt A. Gustafson
Kurt A. Gustafson Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

6.	Interactive data submissions. This form shall not be used by electronic filers with respect to the submission or posting of an Interactive Data File (§232.11 of this chapter). Electronic filers unable to submit or post an Interactive Data File within the time period prescribed should comply with either Rule 201 or 202 of Regulation S-T (§232.201 and §232.202 of this chapter).